Exhibit 4.2

FORM OF WARRANT AGENCY AGREEMENT

WARRANT AGENCY AGREEMENT dated as of            , 2006 (this “Agreement”) between Genesys S.A., a société anonyme organized under the laws of France (the “Company”), The Bank of New York, a New York banking corporation (the “ADS Warrant Agent).

WHEREAS, the Company is offering up to             ordinary shares in the form of ordinary shares or American Depositary Shares (“ADSs”) in a warrants offering (the “Warrant Offer”) to existing holders of its ordinary shares (the “Share Warrants Offer”) and ADSs (the “ADS Warrants Offer”);

WHEREAS, in the ADS Warrants Offer, the Company will grant to existing holders of ADSs issued under the Deposit Agreement dated as of February 12, 2001, as amended and restated as of March 11, 2005 (the “Deposit Agreement”), among the Company, The Bank of New York, as Depositary (the “Depositary”), and all owners and beneficial owners from time to time of ADSs issued thereunder, that are registered on the books of the Depositary as of the record date (the “Holders”), warrants (the “ADS Warrants”) to purchase additional ADSs (“New ADSs”).  Each ADS represents one-half of one share, nominal value €1 per share (each, a “Share”), of the Company.

WHEREAS, the Company wishes to appoint the ADS Warrant Agent as its agent for administration of the ADS Warrants Offer and the ADS Warrant Agent is willing to accept that appointment.

WHEREAS, the Company has registered the ADS Warrants and the Shares to which the ADS Warrants relate under the Securities Act of 1933, as amended, and will make the ADS Warrants Offer to each of the Holders by means of a prospectus prepared by the Company (the “Prospectus”), which will be accompanied by a certificate evidencing the ADS Warrants that includes a subscription form and a notice to Holders in the form attached hereto as Exhibit A (the “Subscription Form”) containing instructions with respect to the number of New ADSs that may be purchased, the method for subscribing for New ADSs and the delivery of payment for the New ADSs.

NOW, THEREFORE, in consideration of the premises and mutual agreements contained in this Agreement, the Company and the ADS Warrant Agent hereby agree as follows:

ARTICLE I.

APPOINTMENT OF THE ADS WARRANT AGENT

The Company hereby appoints The Bank of New York as the ADS Warrant Agent of the Company in connection with the ADS Warrants Offer in accordance with the terms and conditions of this Agreement, and The Bank of New York hereby accepts such appointment upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE II.

TERMS OF ADS WARRANTS OFFER

2.1.          The subscription period will commence on or about February 1, 2006 (the actual starting date is called the “Commencement Date”) and will end at 5:00 p.m., New York time on February 13, 2006 unless the Company extends it (the actual ending date and time is referred to as the “Expiration Date”). The Commencement Date through the Expiration Date will constitute the subscription period (the “Subscription Period”).  The Company shall notify the ADS Warrant Agent of the Commencement Date if different from the date set forth above (and in the absence of such notice the Warrant Agent may assume that the Commencement Date is such date) and of any extension of the Expiration Date.

2.2.          Holders holding ADSs as of 5:00 p.m., New York time, on January 31, 2006 (the “Record Date”) may purchase New ADSs pursuant to the ADS Warrants Offer at a subscription price that will be equal to the U.S. dollar equivalent of Euro              per New ADS (the “Subscription Price”).  The parties understand that the dollar equivalent of the Subscription Price set forth in the Prospectus is an estimate and that actual U.S. dollar equivalent will be determined when the ADS Warrant Agent converts the purchase money into Euro pursuant to Article VI hereof.  The parties also understand that Holders will be required to deposit with the ADS Warrant Agent $            (the “Deposit Amount”) for each New ADS for which they are subscribing in respect of their ADS Warrants. The Deposit Amount is based on the estimated Subscription Price set forth in the Prospectus plus an allowance intended to cover currency exchange rate fluctuations and to pay the Depositary’s fee for issuance of New ADSs and expenses of the Depositary and the ADS Warrant Agent. In lieu of delivering fractional ADS Warrants, the ADS Warrant Agent will aggregate the share Warrants underlying such fractional entitlements and, to the extent practicable, will arrange for the sale of such fractional share Warrants. The net proceeds of such sale, if any, will be distributed to the Holders entitled thereto.

2.3.          The ADS Warrants are not transferable by Holders.

ARTICLE III.

DELIVERY OF WARRANTS OFFER MATERIAL

3.1.          On or before the Commencement Date, (a) the Company will deliver to the ADS Warrant Agent sufficient copies of the Prospectus, and (b) the ADS Warrant Agent shall have printed for its use sufficient copies of (i) the Subscription Form, (ii) Substitute Form W-9 and (iii) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9 (the “Guidelines”).

3.2.          Unless otherwise instructed in writing by the Company, on or as soon as practicable after the Record Date, the ADS Warrant Agent shall send by first class mail or, if so instructed by the Company, by overnight courier, to each Holder as of the Record Date: (i) a Prospectus, (ii) a Subscription Form, (iii) a Substitute Form W-9, (iv) the Guidelines and (v) a return envelope addressed to the ADS Warrant Agent for use by such Holder (such material, collectively, the “Warrants Offer Material”).

3.3.          In the event that the Warrants Offer Material is returned to the ADS Warrant Agent for any reason and a proper delivery thereof cannot be effected to a Holder, the ADS Warrant Agent shall hold such Warrants Offer Material and the related Holder’s Warrant to purchase New ADSs under the ADS Warrants Offer will be treated as unexercised. The ADS Warrant Agent shall supply the Company with such information as the Company may request with respect to any Warrants Offer Material that cannot be delivered to a Holder.

3.4.          In the event that, prior to the Expiration Date, any Holder notifies the ADS Warrant Agent that the Warrants Offer Material to which such Holder is entitled has not been delivered, or has been lost, stolen or destroyed, the ADS Warrant Agent will furnish to such Holder a copy of the Warrants Offer Material. The Company agrees to supply the ADS Warrant Agent with sufficient copies of the Prospectus for such purposes.

ARTICLE IV.

ACCEPTANCE OF SUBSCRIPTIONS

4.1.          The ADS Warrant Agent is hereby authorized and directed to receive subscriptions for New ADSs on behalf of the Company throughout the Subscription Period.  Holders shall make payment to the ADS Warrant Agent of the Deposit Amount in U.S. dollars.  Such payment must be received by the ADS Warrant Agent no later than 5:00 p.m., New York time, on the Expiration Date.  Any funds that the ADS Warrant Agent receives during the Subscription Period from Holders in respect of payments for New ADSs shall be deposited in an account at the ADS Warrant Agent that the ADS Warrant Agent designates solely for such purpose (the “Deposit Account”) and such funds shall remain in the Deposit Account until they are distributed in accordance with Section 6.2.

As promptly as practicable after the ADS Warrant Agent receives each Subscription Form, the ADS Warrant Agent shall determine whether the Holder sending such Subscription Form has properly completed and executed such form and has submitted the correct Deposit Amount for the New ADSs.  If such form is not properly completed, is unexecuted or if such Holder did not send the correct Deposit Amount, then the ADS Warrant Agent will send a notice to such Holder requesting such Holder to correct its Subscription Form or submit the proper Deposit Amount, as the case may be.  If such Holder does not correct its Subscription Form or submit the proper Deposit Amount, as the case may be, by the Expiration Date, such Holder’s right to purchase New ADSs in the ADS Warrants Offer shall be deemed to be unexercised and the ADS Warrant Agent shall promptly refund the amount deposited to such Holder. The ADS Warrant Agent will require that payment of the Deposit Amount be in the form of a certified or official bank check, money order or wire transfer.

Notwithstanding the foregoing, without further authorization from the Company, except where otherwise specified or as otherwise notified in writing by the Company prior to the Expiration Date, the following Subscription Forms shall be deemed to be properly completed:

(a)           any subscription with respect to which a Holder has failed to execute a Subscription Form in the manner provided by the terms thereof, provided that (1) the Holder has indicated on such Subscription Form or by written communication, the manner in which the Holder wishes to subscribe and (2) proper payment has been made by such Holder;

(b)           any subscription by an individual (and not by a corporation, partnership or fiduciary) which is accompanied by a check drawn by an individual (and not by a corporation, partnership or fiduciary) other than the Holder, provided that (1) the Subscription Form submitted therewith has been duly executed by the Holder, (2) the Holder is the Holder to which such Subscription Form relates, (3) the check tendered in payment of such subscription is drawn for the proper amount and to the order of The Bank of New York and is otherwise in order, and (4) there is no evidence actually known to the ADS Warrant Agent indicating that such check was delivered to the Holder by the drawer thereof for any purpose other than the payment of the accompanying subscription;

(c)           any subscription by a custodian on behalf of a minor which is accompanied by a check drawn by an individual (and not by a corporation, partnership or fiduciary) other than the Holder, if the provisos set forth in clause (b) above are satisfied; or

(d)           any subscription by an individual (and not by a corporation, partnership or fiduciary) which is accompanied by a check drawn by a corporation, partnership or fiduciary other than the Holder, if the provisos set forth in clause (b) above are satisfied.

4.2.          The ADS Warrant Agent is hereby authorized to accept subscriptions for New ADSs on behalf of the Company (i) on the Expiration Date, (ii) after determining the total number of New ADSs that an Holder is entitled to purchase in the ADS Warrants Offer, pursuant to Article VI hereof, and (iii) upon the proper completion and execution of the Subscription Form, in accordance with the terms thereof and hereof.

4.3.          The ADS Warrant Agent is authorized to waive proof of authority to sign (including the right to waive signatures of co-fiduciaries and proof of appointment or authority of any fiduciary or other person acting in a representative capacity) in connection with any subscription with respect to which:

(a)           the New ADSs to which the Subscription Form relates are registered in the name of an executor, administrator, trustee, custodian for a minor or other fiduciary and has been executed by such Holder provided that the New ADSs purchased are to be issued in the name of such Holder;

(b)           the New ADSs to which the Subscription Form relates are registered in the name of a corporation and the Subscription Form has been executed by an officer of such corporation, provided that the New ADSs purchased are to be issued in the name of such corporation;

(c)           the Subscription Form has been executed by a bank, trust company or broker as agent for the Holder to which such Subscription Form relates, provided that the New ADSs purchased are to be issued in the name of such Holder; or

(d)           the New ADSs to which such Subscription Form relates are registered in the name of a decedent and the Subscription Form has been executed by a person who purports to act as the executor or administrator of such decedent’s estate, provided that (i) the New ADSs are to be issued in the name of such person as executor or administrator of such decedent’s estate, (ii) the check tendered in payment of such subscription is drawn for the proper amount and to the order of The Bank Of New York and is otherwise in order, and (iii) there is no evidence actually known to the ADS Warrant Agent indicating that such person is not the duly authorized representative which such person purports to be.

4.4.          In all cases other than those described in Sections 4.3(a) through (d) above, the ADS Warrant Agent will be required to obtain all necessary proof of authority to sign in connection with subscriptions for New ADSs; provided, however, that in the event that such proof of authority has not been received on or prior to the Expiration Date, the ADS Warrant Agent may obtain advice from the Company as to whether any such subscriptions may be accepted and the ADS Warrant Agent shall have no liability whatsoever in the event it acts in good faith in accordance with such advice nor shall the ADS Warrant Agent be required to accept subscriptions for New ADSs in the absence of such proof in the event it does not receive such advice from the Company prior to the Expiration Date and shall have no liability whatsoever for any such action.

ARTICLE V.

REPORTS BY THE ADS WARRANT AGENT

5.1.          The ADS Warrant Agent will advise the Company by e-mail or facsimile transmission (a) on the Commencement Date as to the total number of Holders and the total number of ADSs outstanding as of the Record Date; and (b) on each business day during the Subscription Period as to:

(i)            the total number of subscriptions for New ADSs pursuant to the ADS Warrants Offer that the ADS Warrant Agent has received (which have been properly completed and executed and for which the correct payment amount was received) and the aggregate number of New ADSs subscribed for;

(ii)           the aggregate amount of funds received by the ADS Warrant Agent in payment of such subscriptions; and

(iii)          the total number of Holders which the ADS Warrant Agent has notified pursuant to Section 4.1 that their Subscription Form was not properly completed or that the correct Deposit Amount for the New ADSs was not received.

5.2.          Not later than 10:00 a.m. (New York City time) on the first New York banking day following the Expiration Date, the ADS Warrant Agent will advise the Company and the Depositary by e-mail or facsimile transmission (the “Subscription Report”) as to:

(i)            the total number of New ADSs subscribed for in the ADS Warrants Offer pursuant to the exercise of ADS Warrants and the total number of Shares represented thereby;

(ii)           the total number of unsubscribed ADS Warrants and the number of share warrants represented thereby; and

(iii)          the aggregate amount of funds received by the ADS Warrant Agent in payment of such subscriptions.

ARTICLE VI.

PAYMENTS; SHARE SUBSCRIPTION; REFUNDS

6.1.          As promptly as practicable after delivery of the Subscription Report in accordance with Section 5.2, the ADS Warrant Agent, as agent for the subscribing Holders, (i) shall transfer from the Deposit Account to the Depositary the fee required under the Deposit Agreement for execution and delivery of American Depositary Receipts evidencing all the New ADSs and any applicable expenses of the Depositary, and (ii) shall purchase, for settlement on or before the expiration date of the Share Warrants Offer (which is expected to be 5:00pm, Paris time, on February 15, 2006), an amount of euros equal to the subscription price for Shares times the number of Shares to be represented by New ADSs for which Holders subscribed (the “Euro Subscription Amount”).  If the Deposit Amount paid by any subscribing Holder to the ADS Warrant Agent exceeds the amount required to pay the Holder’s share of the Euro Subscription Amount, the Depositary’s fees and expenses and the expenses of the currency conversion, the ADS Warrant Agent shall, at the time the ADS Warrant Agent delivers the New ADSs, remit the excess in U.S. dollars (without interest) to the subscribing Holder.  If the Deposit Amount paid by any subscribing Holder to the ADS Warrant Agent is less than the amount required to pay Holder’s share of the Euro Subscription Amount, the Depositary’s fees and expenses and the expenses of the currency conversion, the ADS Warrant Agent shall pay the amount of such deficiency on behalf of such Holder.  The Holder will then be required to pay, upon notice by the ADS Warrant Agent to such Holder, the amount of such deficiency promptly (including interest and expenses) to the ADS Warrant Agent, and the ADS Warrant Agent need not deliver any New ADSs subscribed for by such Holder prior to the receipt by the ADS Warrant Agent of such payment.  If payment of the amount of any deficiency is not received from such Holder by the ADS Warrant Agent by the later of (i) the fifth business day after receipt of the ordinary shares underlying the New ADSs by the Depositary’s custodian, as described in Section 7.1 below, and (ii) the fifth business day after the ADS Warrant Agent gives notice of such deficiency, the ADS Warrant Agent may sell the New ADSs subscribed for by such Holder at a public or private sale, at such place or places and upon such terms as it may deem proper, and the ADS Warrant Agent may allocate the proceeds of such sales in an amount sufficient to cover such deficiency (including interest and expenses).  In such event, the ADS Warrant Agent will then send promptly any remaining New ADSs to such Holder together with a check in the amount of excess proceeds, if any, from such sale; provided, however, that, if the amount of such excess proceeds realized upon the sale of such subscribing Holder’s ADSs is less than $5.00, such excess proceeds need not be distributed.  The Company shall indemnify the ADS Warrant Agent, with interest, for any unreimbursed deficiency in subscription money, including fees and expenses.

6.2.          The ADS Warrant Agent shall pay to the Company the Euro Subscription Amount and shall instruct the Depositary to subscribe for the total number of Shares to be represented by New ADSs for which Holders have subscribed prior to the expiration date of the Share Warrants Offer. The payment shall be made in same day funds by wire transfer in euro to the bank account specified by the Company on Exhibit B hereto.

6.3.          The parties understand that, pursuant to the Deposit Agreement and in accordance with the Subscription Report delivered pursuant to Section 5.2, the Depositary will use reasonable efforts to sell warrants to purchase Shares to which it is entitled as the holder of Deposited Securities (as defined in the Deposit Agreement) but which the ADS Warrant Agent does not request it to exercise on behalf of subscribing Holders, and the ADS Warrant Agent shall request that the Depositary do so as promptly as practicable after the Expiration Date and remit the proceeds of such sale to the Holders with respect to which such share Warrants were sold as promptly as practicable.

ARTICLE VII.

ISSUANCE OF ADRs

7.1.          On or about February 22, 2006, the Company will deposit the new Shares underlying the New ADSs (the “New Shares”) with Société Générale, as Custodian under the Deposit Agreement, and will request that the Depositary confirm such deposit to the ADS Warrant Agent.

7.2.          When the New Shares to be represented by the New ADSs have been deposited, the ADS Warrant Agent shall forward to the Depositary the registration instructions contained in the Subscription Forms delivered by subscribing Holders and shall instruct the Depositary to send New ADSs issuable in respect of those Shares registered in accordance with those instructions to the ADS Warrant Agent and the ADS Warrant Agent shall deliver those New ADSs in accordance with those instructions, subject to the provisions of Section 6.1.

ARTICLE VIII.

LIMITATIONS OF DUTIES

8.1.          The ADS Warrant Agent shall have no duties or obligations nor shall it be subject to any liability under this Agreement or the transactions contemplated by this Agreement, except that it shall perform its duties specifically set forth in this Agreement without gross negligence or willful misconduct, and no implied duties or obligations shall be read into this Agreement against the ADS Warrant Agent.

8.2.          The ADS Warrant Agent makes no, and will not be deemed to have made, any representations with respect to, and shall have no duties, responsibilities or obligations with respect to determining, the validity, sufficiency, value or genuineness of any New Shares, Subscription Form or other documents deposited with or delivered to it or any signature or endorsement set forth on or in connection with such documents.

8.3.          The ADS Warrant Agent shall not be obligated to take any legal action hereunder on behalf of any Holder or any other person.

8.4.          The ADS Warrant Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement, the Subscription Form or any other Warrants Offer Materials or be required to verify the same; and may rely upon and comply with, and shall not have any liability for relying upon and complying with, any Subscription Form or other Warrants Offer Material, certificate, instrument, opinion of counsel, notice, letter, telegram, records, or other document or security delivered to it in connection with this Agreement.

8.5.          The ADS Warrant Agent may consult with legal counsel for the Company or its own counsel (which may be in-house counsel) and rely upon any opinion of such counsel, and shall have no liability in respect of any action taken, omitted or suffered by the ADS Warrant Agent hereunder in reliance upon, and in accordance with, any such opinion.

8.6.          The ADS Warrant Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Company, and to apply to the Company for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of the Company or for any delay in acting while waiting for those instructions.  Any application by the ADS Warrant Agent for written instructions from the Company may, at the option of the ADS Warrant Agent, set forth in writing any action proposed to be taken or omitted by the ADS Warrant Agent under this Agreement and the date on or after which such action shall be taken or such omission shall be effective.  The ADS Warrant Agent shall not be liable for any action taken by, or omission of, the ADS Warrant Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three business days after the date the executive officer of the Company actually receives such application, unless the Company shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the ADS Warrant Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

8.7.          The ADS Warrant Agent shall escheat any property held by the ADS Warrant Agent in accordance with applicable law.

8.8.          In no event will the ADS Warrant Agent be liable to any person (a) for any special, consequential or punitive damages; or (b) if, by reason of:

(i)            any law or regulation of any state or country or of any governmental or regulatory authority or stock exchange; or

(ii)           any circumstances beyond its control, including without limitation, strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (hardware and software) services;

it is delayed or prevented from, or would be subject to any civil or criminal liability if it did and therefore does not do, any thing that this Agreement otherwise requires it to do.

8.9.          The ADS Warrant Agent may perform any duties hereunder either directly or by or through its nominees, correspondents, designees, agents, subagents or subcustodians and the ADS Warrant Agent shall not be responsible for any misconduct or negligence on the part of any nominee, correspondent, designee, agent, subagent or subcustodian appointed with due care by it hereunder.

ARTICLE IX.

COMPENSATION; PAYMENT OF EXPENSES; INDEMNIFICATION

9.1.          In consideration for the services rendered under this Agreement, the Company agrees to pay to the ADS Warrant Agent the fees agreed upon in writing by the Company and the ADS Warrant Agent from time to time, and the Company agrees to pay to the ADS Warrant Agent, on demand of the ADS Warrant Agent, its actual out of pocket expenses, including, without limitation, fees and expenses of counsel, incurred in the preparation and execution of this Agreement and performance of the ADS Warrant Agent’s duties under this Agreement.

9.2.          The Company shall be liable for and shall indemnify and hold harmless the ADS Warrant Agent, its directors, employees, agents and affiliates from and against any and all claims, losses, liabilities, damages, expenses or judgments (including attorneys’ fees and expenses) (collectively referred to herein as “Losses”) howsoever arising from or in connection with this Agreement or the performance of the ADS Warrant Agent’s duties hereunder, the enforcement of this Agreement and disputes between the parties hereto; provided, however, that nothing contained herein shall require that the ADS Warrant Agent be indemnified for Losses arising from the gross negligence or willful misconduct of the ADS Warrant Agent.

9.3.          No provision of this Agreement, other than Section 6.1, shall require the ADS Warrant Agent to expend or risk the ADS Warrant Agent’s own funds or otherwise incur any financial liability in the performance of any of the ADS Warrant Agent’s duties hereunder or in the exercise of the ADS Warrant Agent’s rights.

ARTICLE X.

TERMINATION OF AGENCY

Unless terminated earlier by the parties hereto, this Agreement shall terminate upon the later of the date the ADS Warrant Agent has fully performed its obligations under this Agreement and sixty (60) days after delivery of the New ADSs by the Depositary (the “Termination Date”).  On the business day following the Termination Date, the ADS Warrant Agent shall deliver to the Company any Warrants Offer entitlements, if any, held by the ADS Warrant Agent under this Agreement.  The ADS Warrant Agent’s Warrants under Sections 9.1 and 9.2 shall survive the termination of this Agreement.

ARTICLE XI.

MISCELLANEOUS

11.1.        Notices.  All reports, notices and other communications required or permitted to be given hereunder to the parties hereto shall be addressed to the following on behalf of the respective parties hereto and delivered by overnight courier or by facsimile as follows or to such other address as may be specified in writing form time to time:

To the Company:

Genesys S.A.

1861 Wiehle Avenue

Reston, Virginia 20190

Attn:  Patrick Janel

Fax: 1-703-637-4451

E-mail: patrick.janel@genesys.com

To the ADS Warrant Agent:

The Bank of New York

Reorganization Administration

101 Barclay Street - 12W

New York, NY  10286

Attn:  Kelly Gallagher

E-mail: egallagher@bankofny.com

11.2.        Assignment.  Neither the ADS Warrant Agent nor the Company shall assign this Agreement without first obtaining the written consent of the other party hereto.

11.3.        Headings.  The Article and Section headings contained herein are for convenience and reference only and are not intended to define or limit the scope of any provision of this Agreement.

11.4.        Entire Agreement; Amendment.  This Agreement shall constitute the entire agreement of the parties with respect to the subject matter and supersedes all prior oral or written agreements in regard thereto.  References to any other document or agreement shall not incorporate by reference such other document or agreement into this Agreement and shall not impose any duties or responsibilities, obligations or liabilities on the ADS Warrant Agent under such other document or agreement.  Except as otherwise specifically provided herein, this Agreement may be amended only by an instrument in writing duly executed by both parties hereto.

11.5.        Governing Law; Jurisdiction; Certain Waivers.

(a)           This Agreement shall be interpreted and construed in accordance with the internal substantive laws (and not the choice of law rules) of the State of New York.  All actions and proceedings brought by the ADS Warrant Agent relating to or arising from, directly or indirectly, this Agreement may be litigated in courts located within the State of New York.  The Company hereby submits to the personal jurisdiction of such courts; hereby waives personal service of process and consents that any such service of process may be made by certified or registered mail, return receipt requested, directed to the Company at its address last specified for notices hereunder; and hereby waives the right to a trial by jury in any action or proceeding with the ADS Warrant Agent.  All actions and proceedings brought by the Company against the ADS Warrant Agent relating to or arising from, directly or indirectly, this Agreement shall be litigated only in courts located within the State of New York.

(b)           The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision; and if any provision is held to be unenforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.

11.6.        Rights and Remedies.  The rights and remedies conferred upon the parties hereto shall be cumulative, and the exercise or waiver of any such right or remedy shall not preclude or inhibit the exercise of any additional rights or remedies.  The waiver of any right or remedy hereunder shall not preclude or inhibit the subsequent exercise of such right or remedy.

11.7.        Representations and Warranties of the Company.  The Company hereby represents, warrants and covenants that:

(a)           The Company is a corporation duly organized and validly existing under the laws of the Republic of France.

(b)           This Agreement has been duly authorized, executed and delivered on its behalf and constitutes the legal, valid and binding obligation of the Company.

(c)           The execution, delivery and performance of this Agreement by the Company does not and will not violate any applicable law or regulation and does not require the consent of any governmental or other regulatory body except for such consents and approvals as have been obtained and are in full force and effect.  For the avoidance of doubt, all New Shares and New ADSs to be issued and delivered hereunder have been registered with the Securities and Exchange Commission and all transactions contemplated by this Agreement are in compliance with, and not in violation of, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

11.8.        Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, GENESYS S.A. and THE BANK OF NEW YORK have executed this Agreement as of the date first set forth above.

GENESYS S.A.

By:

THE BANK OF NEW YORK,
as ADS Warrant Agent

By:

Exhibit A

Subscription Form

See attached.

Exhibit B

Wire Transfer Instructions